May 26, 2005


David W. Brunton
Chief Financial Officer, Vice President,
	Finance and Secretary
SBE, Incorporated
2305 Camino Ramon
Suite 200
San Ramon, California 94583
(925) 355-2000

Re: 	SBE, Incorporated
      Preliminary Proxy Statement on Schedule 14A
      Filed May 5, 2005
      File No. 000-08419

      Form 10-K:  For the Fiscal Year Ended October 31, 2004
      Filed January 14, 2005
      File No. 000-08419

Dear Mr. Brunton:

      This is to advise you that we have conducted a limited review of the above filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed May 5, 2005

Pro Forma Unaudited Financial Statements-page 40

1. Refer to your unaudited pro forma consolidated balance sheet as of
January 31, 2005. Explain why it is appropriate to assume the acquisition was consummated on November 1, 2003. Pro forma adjustments related to the pro forma statements of financial condition should be computed assuming the transaction was consummated at the end of the most recent period for which the statement of financial condition is presented. Refer to Article 11-02(b)(6) of Regulation S-X.

2. Refer to pro forma adjustments (a) and (f) to your unaudited pro forma consolidated balance sheet as of January 31, 2005. Supplementally provide us with your calculation of the net cash received from the private placement included in these adjustments. Based on disclosure throughout your filing, it appears that the proceeds from the offering are estimated to be $5,150,000.

3. We note from disclosures throughout your filing that in addition to the issuance of 2,561,050 shares of SBE common stock, you have agreed to issue 2,038,950 options to purchase shares of SBE common stock to replace the options to purchase shares of PyX. Supplementally provide us with the basis for each of the assumptions used in your calculation of the purchase price for the acquisition of
PyX Technologies, Inc. Tell us how the issuance of the SBE stock options was considered in your purchase price calculation. Refer to
EITF 99-12 and FIN 44. Also indicate how you considered the stock options in your adjustments to the pro forma financial statements.

Form 10-K:  For the Fiscal Year Ended October 31, 2004

Note 1. Summary of Significant Accounting Policies

Refundable Deposit-page 55

4. Tell us why Hewlett Packard (HP) agreed to forfeit the deposit amount of $4,420,000 in the supply agreement restructured on October
30, 2002 considering that the original terms of the purchase agreement called for these amounts to be refunded based on delivery milestones. In addition, explain how you considered the guidance in
SAB Topic 13(A)(3)(f) in your recognition of the forfeited deposit during 2002. Tell us what consideration you received for the products shipped to HP in the first two quarters of 2003. Furthermore, describe your other future delivery obligations to HP and the related consideration to be received from HP under the restructured supply agreement. Also describe the terms of the services agreement that was to be in place by December 31, 2002.

Note 15.  Loan to Officer-page 69

5. We note that on October 31, 2002, you determined that is was probable that you would be unable to fully recover the balance of the
$743,800 loan made to your retiring President and CEO in 1998. Supplementally, explain the facts and circumstances you considered in determining that a reserve in the amount of $474,000 was necessary as of October 31, 2002. We further note that the officer repaid $362,800 of the loan during the fourth quarter of the fiscal year ended October 31, 2003 and the balance in November 2003. Considering that the full amount of the loan was repaid prior to issuing your fiscal 2003 financial statements, tell us how you determined to reverse only $235,000 of the loan reserve in fiscal 2003 and the remaining reserve amount in fiscal 2004. Additionally, tell us what consideration you gave to accounting for the uncollectibility of the loan as a capital transaction. In this regard, cite the authoritative literature relied upon in accounting for the valuation allowance and subsequent benefit through results of operations.


*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	You may contact Morgan Youngwood at (202) 551-3479 or Melissa Walsh at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. You may also contact Sara Kalin at (202) 551-3454 or me at (202) 551-3730 if you have any questions regarding the comments.


Sincerely,


Barbara C. Jacobs
Assistant Director



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David W. Brunton
SBE, Inc.
May 26, 2005
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